August 10, 2011

VIA EDGAR

Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Re:	Federated World Investment Series, Inc. (CIK#: 0000918199)
Securities Act File No. 333-174510
Withdrawal of Improperly Filed Post-Effective Amendment to the Registration Statement on Form N-14

Ladies and Gentlemen:

Pursuant to Rule 477 under the Securities Act of 1933, as amended (the “1933 Act”), Federated World Investment Series, Inc. (the “Registrant”) hereby respectfully requests that the Post-Effective Amendment 1 to the Registrant’s Registration Statement on Form N-14 filed on August 8, 2011 (Accession No. 0001193125-11-213999) (the “Amendment”), be withdrawn, and that an order of the Commission granting such withdrawal be included in the Registrant’s file for the Registration Statement.

While its contents were correct, the Amendment was improperly filed under the wrong EDGAR submission type, as a 485BXT filing. The filing submission should have properly reflected that it was an ordinary filing made pursuant to Rule 485(b) under the 1933 Act, to take effect immediately. The sole purpose of the Amendment was to file with the Registration Statement the finalized version of the Agreement and Plan of Reorganization dated July 22, 2011 by and between the Registrant and Tributary Funds, Inc. and the opinion of Dechert LLP regarding tax consequences of the reorganization (the reorganization has been consummated, and so no shares were sold in connection with the Amendment). An identical version of the Amendment was resubmitted, using the correct EDGAR submission type (485BPOS) and properly reflecting its immediate effectiveness, also on August 8, 2011 (Accession No. 0001193125-11-214404). This second filing submitted on August 8, 2011 should remain in effect.

Any questions or comments on this request should be directed to John M. Thornton of Dechert LLP, the Registrant’s legal counsel, at 202.261.3377.

Very truly yours, Federated World Investment Series, Inc.

By:	/s/ Todd P. Zerega
Name: Title:	Todd P. Zerega Assistant Secretary